Exhibit 99.1

Ritz-Carlton Bacara, Santa Barbara Hotel

Combined Financial Report
Year Ended December 31, 2018 and Period from September 28, 2017 (Acquisition) through December 31, 2017 (Unaudited)

Includes accounts of:
CWI Santa Barbara Hotel, LP
CWI 2 Santa Barbara Hotel, LP
CWI Santa Barbara Mezz, LP
CWI 2 Santa Barbara Mezz, LP
CWI Santa Barbara Hotel GP, LLC
CWI 2 Santa Barbara Hotel GP, LLC
Santa Barbara Hotel Operator, Inc.

Contents

Independent auditor's report	1-2

Financial statements

Combined balance sheets	3

Combined statements of operations	4

Combined statements of other comprehensive loss	5

Combined statements of changes in equity	6

Combined statements of cash flows	7

Notes to combined financial statements	8-16

Independent Auditor's Report

To the Member or Shareholder
CWI Santa Barbara Hotel, LP
CWI 2 Santa Barbara Hotel, LP
CWI Santa Barbara Mezz, LP
CWI 2 Santa Barbara Mezz, LP
CWI Santa Barbara Hotel GP, LLC
CWI 2 Santa Barbara Hotel GP, LLC
Santa Barbara Hotel Operator, Inc.

Report on the Financial Statements
We have audited the accompanying combined financial statements of CWI Santa Barbara Hotel, LP, CWI 2 Santa Barbara Hotel, LP, CWI Santa Barbara Mezz, LP, CWI 2 Santa Barbara Mezz, LP, CWI Santa Barbara Hotel GP, LLC, CWI 2 Santa Barbara Hotel GP, LLC and Santa Barbara Hotel Operator, Inc. (collectively, the Company or the Ritz-Carlton Bacara, Santa Barbara Hotel), which comprise the combined balance sheet as of December 31, 2018, and the related combined statements of operations, comprehensive loss, changes in equity, and cash flows for the year then ended and the related notes to the combined financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Ritz-Carlton Bacara, Santa Barbara Hotel as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Chicago, Illinois
March 15, 2019

Ritz-Carlton Bacara, Santa Barbara Hotel
Combined Balance Sheets
December 31, 2018 and 2017

		(Unaudited)
	2018	2017
Assets

Investment in hotel property, net	$362,385,778	$367,034,956
Cash and cash equivalents	1,520,097	7,650,341
Restricted cash	1,841,373	4,412,367
Intangible assets, net	9,881,895	11,012,583
Accounts receivable	4,927,654	3,609,352
Prepaid expenses and other assets	1,922,030	1,608,936

	$382,478,827	$395,328,535

Liabilities and Equity

Notes payable	$227,534,930	$226,635,817
Accounts payable, accrued expenses and other liabilities	8,616,153	7,179,827
Deferred revenue	10,410,340	3,960,000
Advance deposits	4,065,888	5,242,495
	250,627,311	243,018,139

Equity	131,851,516	152,310,396

	$382,478,827	$395,328,535

See notes to financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel
Combined Statements of Operations
Year Ended December 31, 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017

		(Unaudited)
	2018	2017
Revenue:
Rooms	$39,874,318	$6,898,030
Food and beverage	30,660,685	6,426,765
Other hotel revenue	11,134,872	1,943,808
	81,669,875	15,268,603

Expenses:
Hotel expenses:
Rooms	11,964,518	2,628,705
Food and beverage	24,327,196	5,681,723
Other hotel expense	6,340,810	1,177,603
Administrative and general	6,948,211	1,299,968
Sales and marketing	4,285,083	690,750
Property taxes, insurance and other	5,498,319	759,707
Utilities	1,710,782	568,328
Repairs and maintenance	3,375,914	899,947
Management fees	835,389	229,029
Management transition and owner expenses	2,288,548	1,810,647
Depreciation and amortization	12,380,556	3,159,975
	79,955,326	18,906,382

Income (loss) from operations	1,714,549	(3,637,779)

Other (income) expenses:
Interest income	(3,133)	(12)
Provision for income tax expense	—	207,584
Interest expense	12,597,927	2,928,859
Interest expense - amortization of deferred financing costs	899,113	232,271
Other expenses	85,886	52,101
	13,579,793	3,420,803

Net loss	$(11,865,244)	$(7,058,582)

See notes to financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel
Combined Statements of Comprehensive Loss
Year Ended December 31, 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017

		(Unaudited)
	2018	2017

Net loss	$(11,865,244)	$(7,058,582)

Other comprehensive loss:
Unrealized loss on derivative instrument	(43,155)	(433)

Comprehensive loss	$(11,908,399)	$(7,059,015)

See notes to financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel
Combined Statements of Changes in Equity
Year Ended December 31, 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017

	Equity	Accumulated Other Comprehensive Loss	Total

Balance, September 28, 2017	$—	$—	$—
Contributions (Unaudited)	159,369,411	—	159,369,411
Other comprehensive loss (Unaudited)	—	(433)	(433)
Net loss (Unaudited)	(7,058,582)	—	(7,058,582)

Balance, December 31, 2017	152,310,829	(433)	152,310,396
Contributions	22,095,294	—	22,095,294
Distributions	(30,645,775)	—	(30,645,775)
Other comprehensive loss	—	(43,155)	(43,155)
Net loss	(11,865,244)	—	(11,865,244)

Balance, December 31, 2018	$131,895,104	$(43,588)	$131,851,516

See notes to financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel
Combined Statements of Cash Flows
Year Ended December 31, 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017
		(Unaudited)
	2018	2017
Cash flows from operating activities:
Net loss	$(11,865,244)	$(7,058,582)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	12,380,556	3,159,975
Amortization of deferred financing costs	899,113	232,271
Allowance for doubtful accounts	(20,504)	30,000
Key money accretion	(389,660)	—
Proceeds from key money	6,840,000	3,960,000
Changes in:
Accounts receivable	(1,297,798)	(3,617,006)
Prepaid expenses and other assets	(356,249)	(894,504)
Accounts payable, accrued expenses and other liabilities	1,436,326	5,500,742
Advance deposits	(1,176,607)	(988,587)
Net cash provided by operating activities	6,449,933	324,309

Cash flows from investing activities:
Purchase of hotel operating property	—	(372,772,416)
Additions to hotel operating property	(6,600,690)	(1,064,942)
Net cash used in investing activities	(6,600,690)	(373,837,358)

Cash flows from financing activities:
Interest rate cap	—	(197,200)
Proceeds from notes payable	—	230,000,000
Loan costs paid	—	(3,596,454)
Capital contributions	22,095,294	159,369,411
Capital distributions	(30,645,775)	—
Net cash (used in) provided by financing activities	(8,550,481)	385,575,757

(Decrease) increase in cash,
cash equivalents and restricted cash	(8,701,238)	12,062,708

Cash, cash equivalents and restricted cash:
Beginning of year	12,062,708	—

End of year	$3,361,470	$12,062,708

Supplemental disclosure of cash flow information:
Interest paid	$12,678,737	$1,935,562

See notes to financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel

Notes to Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies
On June 13, 2017, CWI Santa Barbara Hotel, LP (CWI SB1) and CWI 2 Santa Barbara Hotel, LP (CWI SB2) (collectively, the Owners), Delaware limited partnerships, CWI Santa Barbara Mezz, LP (CWI Mezz 1) and CWI 2 Santa Barbara Mezz, LP (CWI Mezz 2) (collectively, the Mezz Entities), Delaware limited partnerships, CWI Santa Barbara Hotel GP, LLC (CWI GP 1), CWI 2 Santa Barbara Hotel GP, LLC (CWI GP 2) (collectively, the Hotel GP Entities), Delaware limited liability companies, and Santa Barbara Hotel Operator, Inc. (Tenant), Delaware corporation (collectively, the Company) were formed. On September 28, 2017 (acquisition), CWI SB1 and CWI SB2 together as tenants-in-common acquired a 40 percent interest and 60 percent interest, respectively, in the Ritz-Carlton Santa Barbara Hotel (the Hotel), a 358-room full-service hotel located in Santa Barbara, California for a purchase price of $380,000,000. The accompanying financial statements are presented on a combined basis as the Owners, the Mezz Entities, the Hotel GP Entities and Tenant are under common management and common ownership. The Owners own the Hotel and lease it to the Tenant, which operates the Hotel.

The Company will terminate upon sale or distribution of all the investments, and all affairs of the Company will be completed and the certificate of formation will be canceled in the manner required, as defined in the operating agreement. All profits, losses, distributions and contributions are allocated to the Owners according to the terms of the operating agreement.

Note 2.	Summary of Significant Accounting Policies
Basis of presentation: The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial statements present the financial position, results of operations, other comprehensive loss and cash flows of the Hotel by combining the accounts of the Owners and Tenant. The rental income received by the Owners is eliminated against the lease expense of the Tenant. All other significant intercompany accounts and transactions have also been eliminated.

Use of estimates: The preparation of the combined financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintained cash balances in financial institutions that, from time to time, exceeded the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company believes it is not exposed to any significant credit risk related to cash.

Restricted cash: Restricted cash consists primarily of amounts escrowed pursuant to the terms of the notes payable of the Company related to planned renovations and improvements, property taxes, insurance, and normal replacement of furniture, fixtures and equipment at the Hotel. The Company early adopted of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, as described below, the combined statements of cash flows includes restricted cash when reconciling the beginning-of-year and end-of-year cash amounts shown on the combined statements of cash flows.

Ritz-Carlton Bacara, Santa Barbara Hotel

Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (Continued)
The following table provides a reconciliation of cash and restricted cash reported within the combined balance sheets to the combined statements of cash flows:

		(Unaudited)
	2018	2017

Cash and cash equivalents	$1,520,097	$7,650,341
Restricted cash	1,841,373	4,412,367
Total cash, cash equivalents and restricted cash shown
in the combined statements of cash flows	$3,361,470	$12,062,708

Accounts receivable: Accounts receivable are comprised of (a) amounts billed but uncollected for room rental, food and beverage sales and other hotel income and (b) amounts earned but unbilled for the aforementioned services until guests check out of the Hotel. Receivables are recorded at the Company’s respective estimate of the amounts that will ultimately be collected. On a periodic basis, accounts receivable balances are evaluated and an allowance for doubtful accounts is established, when deemed necessary, based on its history of past write-offs, collections and current credit conditions. At December 31, 2018 and 2017, the Company had $9,496 and $30,000 (unaudited), respectively, as allowance for doubtful accounts.

Inventories: Inventories consist of food, beverage and supplies and are stated at the lower of cost or market and are included within prepaid expenses and other assets on the accompanying combined balance sheets.

Investment in hotel property and depreciation: Investment in hotel property including land, building and improvements, furniture, fixtures, and equipment and site improvements are stated at cost. Replacements and improvements are capitalized and recorded at cost, while repairs and maintenance are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 40 years for the building, 4 years up to the remaining life of the building at the time of the addition for building improvements, 4 to 15 years for site improvements, 1 to 12 years for furniture, fixtures, and equipment and the lesser of the economic life or life of the lease for tenant improvements.

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU provides a “screen” to determine when a set is not a business. The screen requires that when substantially all the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments (a) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output, and (b) remove the evaluation of whether a market participant could replace missing elements. Among other amendments, the ASU also provides a framework to assist entities in evaluating whether both an input and a substantive process are present.

Ritz-Carlton Bacara, Santa Barbara Hotel

Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (Continued)
The ASU is effective for annual reporting periods beginning after December 15, 2018; the Company chose to early adopt the new ASU whereby the Company concluded that the acquisition of the Hotel in 2017 would be accounted for as an asset acquisition after applying the “screen.” The Company determined that for each set the fair value of the gross assets acquired is concentrated in a single identifiable asset. By adopting the new ASU, all acquisition-related costs are included in consideration paid and in the basis of the assets acquired. Upon acquisition of a property, the Company allocates the purchase price, inclusive of acquisition-related costs, based upon the relative fair values of the assets acquired and liabilities assumed, which generally consist of land, buildings and improvements, and intangible assets, including tradename and customer relationship.

In estimating the fair value of the assets acquired, the Company considers information obtained about the property as a result of its due diligence activities, including historical operating results, known trends and market conditions that may affect the property, and various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, as well as available market information. The fair value of the property also considers the value of the property as if it was vacant. The Company engaged a third-party valuation firm to estimate the fair value of the acquired assets and liabilities assumed to account for the transaction in accordance with applicable acquisition accounting rules.

At December 31, 2018 and 2017, investment in hotel property, net consists of the following:

		(Unaudited)
	2018	2017

Land	$80,624,968	$80,624,968
Buildings and improvements	267,022,670	266,749,727
Furniture, fixtures and equipment	22,683,452	22,066,187
Construction in progress	6,170,243	459,761
	376,501,333	369,900,643
Less accumulated depreciation	(14,115,555)	(2,865,687)
Investment in hotel property, net	$362,385,778	$367,034,956

Impairment of long-lived assets: The Company reviews long-lived assets and certain identifiable intangibles with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated future cash flows expected to be generated by the asset. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of the carrying value of long-lived assets was recognized for the year ended December 31, 2018 and period from September 28, 2017 (acquisition) through December 31, 2017.

Deferred financing costs: Deferred financing costs are bank fees and other costs incurred in obtaining financing that are amortized over the term of the respective loan agreement using a method which approximates the effective interest method. The Company presents debt issuance costs related to its long-term debt as a deduction from the carrying amount of the associated debt on its combined balance sheets.

Ritz-Carlton Bacara, Santa Barbara Hotel

Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (Continued)
Key money: Key money received in conjunction with entering into the management agreement with the Hotel manager is deferred and recognized as income through a reduction in management fees on the combined statements of operations on a straight-line basis over the term of the management agreement. Key money is classified within deferred revenue on the combined balance sheets.

Advance deposits: Advances received for rooms, group reservations, banquets, food and beverage and other property operations in advance of providing the related services are deferred. Related revenue is recognized when occupancy or the service is performed, or when an advance deposit is forfeited.

Revenue recognition: Hotel revenues are recognized when the services are provided and items are sold. Revenues consist of individual and group room sales, food and beverage sales and other hotel revenues such as spa and parking.

Sales and marketing costs: All sales and marketing costs, including production cost of print, radio, television, and other advertisements are expensed as incurred.

Presentation of sales tax: Sales tax is collected from all nonexempt customers and the Company remits the entire amount to the respective state tax jurisdiction upon collection from the customer. The accounting policy is to exclude the tax collected and remitted to the state from revenue and expense.

Interest rate cap: Pursuant to the terms of the notes, the Owners obtained an interest rate cap. The purpose of the interest rate cap is to limit the Company’s exposure to increasing interest rates by capping LIBOR at certain rates as defined in the Interest Rate Cap Agreement.

Fair value measurements: Fair value is based on exit price or the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes a hierarchy of inputs used in measuring fair value that maximizes the use of the observable inputs and minimizes the use of the unobservable inputs by requiring that the most observable input be used when available. Observable inputs are inputs that the market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is measured in three levels based on the reliability of inputs:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Hotel has the ability to access. Valuation adjustment and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

Level 3 – Valuations derived from other valuation methodologies, including pricing models, discounted cash flow models and similar techniques, and not based on market, exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market and significant professional judgment in determining the fair value assigned to such assets or liabilities.

Ritz-Carlton Bacara, Santa Barbara Hotel

Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (Continued)
In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

As a part of the mortgage loan agreement, the Company obtained an interest rate cap pursuant to an interest rate protection agreement (Note 4) in order to hedge its interest rate exposure on the mortgage. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, the Company recognized a loss of $43,155 and $433 (unaudited), respectively, relating to the change in fair value of the interest rate cap and is included as other comprehensive loss on the accompanying combined statements of comprehensive loss. At December 31, 2018 and 2017, the fair value of the interest rate cap is $153,451 and $196,767 (unaudited), respectively, and is included within prepaid expenses and other assets on the accompanying combined balance sheets. The interest rate cap is a Level 2 investment.

There were no significant transfers among Levels 1, 2 and 3 during the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017.

Management estimates the fair value of current assets and current liabilities approximate their carrying value due to the short maturity of these instruments. The estimated fair value of the variable rate notes payable approximates their carrying value.

Income taxes: Income taxes are accounted for under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not some portion or all of the deferred tax assets will not be realized.

Under GAAP, Accounting Standards Codification (ASC) 740, Income Taxes, requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable tax authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of tax benefit or expense to be recognized. The Company does not have any uncertain tax positions that would require accrual under ASC 740 if reporting under GAAP.

The Tenant operates the Hotel through a taxable REIT Subsidiary (TRS). A TRS is a subsidiary of a REIT that is subject to the applicable corporate income tax. The Tenant’s use of the TRS enables it to continue to engage in certain operations of the Hotel while complying with REIT qualification requirements.

The Company files a single state and local tax filing. In the normal course of business, the Company may be audited by any of these taxing authorities. As of December 31, 2018, the Company is not currently undergoing any tax examinations nor has the Company agreed to extend the statute of limitations beyond the prescribed expiration date. The Company remains subject to examination by U.S. federal, state and local jurisdictions for prior tax years that remain open since inception.

Ritz-Carlton Bacara, Santa Barbara Hotel

Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (Continued)
Recent accounting pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016. The Company adopted the standard effective January 1, 2018. Management performed an evaluation of the impact of the new standard across the Hotel’s revenue streams, and determined that the timing of revenue recognition and its classification in the financial statements remained substantially unchanged. Management used the modified retrospective adoption method.

On February 25, 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires all lessees to record a lease liability at lease inception, with a corresponding right of use asset, except for short-term leases. Lessor accounting will not be fundamentally changed. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and for annual and interim periods thereafter with early adoption permitted.

In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The amendments in this update affect the amendments in ASU 2016-02, which are not yet effective, but for which early adoption upon issuance is permitted.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The amendments in this update related to separating components of a contract affect the amendments in ASU 2016-02, which are not yet effective but can be early adopted. The Company is currently evaluating the impact of adopting the leasing standard and its improvements will have on its financial statements.

Derivative instruments: The Company records derivative instruments at fair value and record them as assets or liabilities, depending on the rights or obligations under the applicable derivative contract. For a derivative designated and qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. In accordance with fair value measurement guidance, counterparty credit risk is measured on a net portfolio position basis.

Note 3.	Hotel Acquisition and Intangible Assets
The Company allocates the purchase price of real estate acquired to the acquired tangible assets, consisting of land, buildings, site improvements, furniture, fixtures, and equipment, and identified intangible assets, consisting of tradename and customer relationships based in each case on their relative fair value at the acquisition date. Acquisition costs, including legal, closing and organization costs of $1,149,933 were included within the purchase price and allocated on a pro-rata basis to the respective identified tangible and intangible assets.

In estimating the fair value of the assets acquired, the Company considers information obtained about the Hotel as a result of due-diligence activities, including historical operating results, known as trends and market conditions that may affect the Hotel, and various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, as well as available market information.

Ritz-Carlton Bacara, Santa Barbara Hotel

Notes to Financial Statements

Note 3.	Hotel Acquisition and Intangible Assets (Continued)
The allocation of the purchase price at the date of acquisition was:

Consideration:
Cash	$380,000,000

Assets acquired:
Land	$80,373,545
Building	258,553,436
Site improvements	8,452,274
Furniture, fixtures and equipment	21,313,874
Trade name	10,548,780
Customer relationships	758,091
Total identified assets acquired	$380,000,000

The Company has estimated the fair market value of tradename through a relief-from-royalty method whereby the Company valued the avoided third-party license payment for the right to employ the asset to earn benefits. The value of the tradename is amortized on the straight-line method over 10 years. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, amortization of the tradename is $1,054,878 and $274,557(unaudited), respectively, and is included in depreciation and amortization on the accompanying combined statements of operations.

Customer relationships was recorded based on the present value of the revenue earned from the Hotel’s membership program. The value of customer relationships is amortized on a straight-line method over 10 years. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, amortization of customer relationships is $75,811 and $19,731 (unaudited), respectively, and is included in depreciation and amortization on the accompanying combined statements of operations.

Future annual amortization of the intangible assets is as follows:

		Customer
	Tradename	Relationships	Total

2019	$1,054,878	$75,089	$1,129,967
2020	1,054,878	75,089	1,129,967
2021	1,054,878	75,089	1,129,967
2022	1,054,878	75,089	1,129,967
2023	1,054,878	75,089	1,129,967
Thereafter	3,944,955	287,105	4,232,060
Total	$9,219,345	$662,550	$9,881,895

Ritz-Carlton Bacara, Santa Barbara Hotel

Notes to Financial Statements

Note 4.	Notes Payable
As part of the acquisition of the Hotel, the Company obtained a mortgage note (Senior Loan) whereby it received the entire maximum commitment of $175,000,000 and a mezzanine note (Mezzanine Loan) for $55,000,000. The loans are collateralized by the Hotel and affiliates of the Owners guarantee the completion of certain renovation projects (as defined).

The term of the Senior Loan is for four years through September 28, 2021 (Initial Maturity Date) with one option to extend for one year through September 28, 2022, if certain requirements (as defined) are met.

The Senior Loan bears interest based on a one-month LIBOR plus 2.79 percent (5.31 percent at December 31, 2018). During the extension period, the Company will have to make equal quarterly principal payments of the product of 0.003125 times the principal outstanding at the Initial Maturity Date.

The term of the Mezzanine Loan is for four years through September 28, 2021 with one option to extend for one year through September 28, 2022, if certain requirements (as defined) are met. The Mezzanine Loan bears interest based on a one-month LIBOR plus 5.75 percent (8.27 percent at December 31, 2018).

At December 31, 2018 and 2017, the notes payable balance was $227,534,930 and $226,635,817 (unaudited), respectively, net of unamortized deferred financing costs of $2,465,070 and $3,364,183 (unaudited), respectively.

Note 5.	Management Fees
Concurrent with the purchase of the Hotel, the Company entered into a management agreement with Ritz-Carlton Hotel Company, L.L.C. (the Hotel Property Management Agreement) for property management and other related services for the Hotel. The initial term of the Hotel Property Management Agreement ends on September 30, 2047. Pursuant to the terms of the Hotel Property Management Agreement, a base annual management fee of 3 percent of gross revenues of the Hotel, as defined in the agreement, and an incentive fee, as calculated per the terms of the agreement, are required. The agreement caps management fees at 6 percent for any year. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, the Company incurred $1,225,045 and $229,029 (unaudited), respectively, of base management fees. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, there were no incentive management fees incurred.

In connection with the execution of the management agreement in 2017, the Company received $3,960,000 of key money. In January 2018, the Company received an additional amount of key money of $6,840,000. Key money is being amortized over the thirty-year term of the management agreement and recorded within management fees within the accompanying combined statement of operations. After certain renovation projects (as defined) are completed, the Company will receive an additional $6,760,000 in 2019 and $1,940,000 in 2020. The outstanding liability is included in deferred revenue within the accompanying combined balance sheets. Amortization of key money included in management fees on the combined statements of operations incurred for the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017 of $389,660 and $0 (unaudited), respectively.

Ritz-Carlton Bacara, Santa Barbara Hotel

Notes to Financial Statements

Note 6.	Income Taxes
Income tax expense attributable to the Company for the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, consists of:

		(Unaudited)
	2018	2017
Federal
Current	$—	$—
Deferred	—	162,548
	—	162,548
State
Current	—	—
Deferred	—	45,036
	—	45,036

Total (benefit) provision	$—	$207,584

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The temporary differences result primarily from the tax benefits the Company has accumulated since acquisition.

At December 31, 2018, deferred taxes consist of the following:

		(Unaudited)
	2018	2017
Deferred tax assets:
Deferred tax asset	$4,396,943	$1,518,873
Valuation allowance	(4,396,943)	(1,518,873)

Net deferred tax assets	$—	$—

Due to continuing losses, the Company believes that it is more likely than not that it will not realize any benefit from the deferred tax assets. As a result, the Company has recorded a valuation allowance at December 31, 2018 and 2017 so that the net deferred tax assets are fully reserved. During 2018, the valuation allowance increased by $2,878,070.

Note 7.	Litigation
The Company may be involved from time to time in litigation arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Note 8.	Subsequent Events
Subsequent events were evaluated for potential recognition and/or disclosures in the financial statements through March 15, 2019, the date the financial statements were available to be issued.